Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

July 12, 2024

Re:	YXT.COM Group Holding Limited (CIK: 0001872090) Amendment No. 11 to Draft Registration Statement on Form F-1 Submitted June 28, 2024

Confidential

Brittany Ebbertt

Chris Dietz

Lauren Pierce

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM Group Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 3, 2024 on the Company’s Amendment No. 11 to Draft Registration Statement on Form F-1 confidentially submitted on June 28, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. The Company is, concurrently with the Registration Statement, filing the draft registration statement on Form F-1 initially confidentially submitted on July 16, 2021 and all amendments thereto that were previously submitted for the non-public review of the Staff. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

July 12, 2024

Subject to market conditions and the review of the Staff, the Company currently plans to file an amendment to the Registration Statement containing the estimated offering size and price range on or around July 26, 2024 and commence marketing activities as soon as legally permissible. The Company would appreciate the Staff’s continued assistance to help the Company meet this timeline.

*  *  *  *

Amendment No. 11 to Draft Registration Statement on Form F-1

Prospectus Summary

Our Company, page 2

1.	We note the revisions made in response to prior comment 1. Please address the following:

•	Revise pages 2 and 106 to also disclose pro forma loss before income tax for the periods presented;

•	Revise pages 117 and 119 to quantify pro forma revenue; and

•	Revise to relocate the recent developments section from page 131 to page 121.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 109, 120, 123, 124, 125 and 144 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 116

2.

Your discussion comparing the results of operations for the March 31, 2024 quarter to the March 31, 2023 quarter provides little quantification where a material change is attributed to two or more factors. For example, you refer to the deconsolidation of CEIBS PG as the primary factor contributing to the change in several line items but provide no quantification of the impact of CEIBS or the other factors. Please revise throughout your results of operations discussion to separately quantify how each factor contributed to the changes in your revenue and expenses for the periods presented. Also, please refrain from using qualitative terms such as “primarily” in lieu of providing specific quantitative disclosure. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 120 to 122 of the Registration Statement.

*  *  *  *

July 12, 2024

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer
YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner
Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner
PricewaterhouseCoopers Zhong Tian LLP

3